UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): April 25, 2008

JPMORGAN CHASE & CO.
(Exact Name of Registrant
as Specified in Charter)

DELAWARE
(State or Other Jurisdiction of
Incorporation)

001-05805	13-2624428
(Commission File Number)	(IRS Employer Identification No.)

270 Park Avenue, New York, NY	
(Address of Principal Executive Offices)	10017 (Zip Code)

Registrant's telephone number, including area code: **(212) 270-6000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐   communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 9.01.   Financial Statements and Exhibits

    (d)   Exhibits

The following Exhibits are incorporated by reference into the Registration Statement on Form S-3ASR (333-130051) of JPMorgan Chase & Co. (the "Registrant") as exhibits thereto and are filed as part of this Current Report.

8.1   Tax Opinion of Sullivan & Cromwell relating to Principal Protected Asset Allocation Notes Linked to the Performance of the Best of Three Reference Portfolios Each Comprised of Four Asset Classes due April 30, 2013 and April 30, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JPMORGAN CHASE & CO.
(Registrant)

By: _____

Name: Anthony J. Horan
Title: Corporate Secretary

Dated: May 5, 2008

EXHIBIT INDEX

Exhibit Number	Description
8.1	Tax Opinion of Sullivan & Cromwell relating to Principal Protected Asset Allocation Notes Linked to the Performance of the Best of Three Reference Portfolios Each Comprised of Four Asset Classes due April 30, 2013 and April 30, 2014

4

SULLIVAN & CROMWELL LLP

TELEPHONE: 1-212-558-4000
FACSIMILE: 1-212-558-3588
WWW.SULLCROM.COM

125 Broad Street
New York, NY 10004-2498

LOS ANGELES • PALO ALTO • WASHINGTON, D.C.

FRANKFURT • LONDON • PARIS

BEIJING • HONG KONG • TOKYO

MELBOURNE • SYDNEY

May 5, 2008

JPMorgan Chase & Co.,
    270 Park Avenue,
        New York, New York 10017.

Ladies and Gentlemen:

        We have acted as special tax counsel to JPMorgan Chase & Co. (the "Company") in connection with the preparation and filing by the Company with the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended, of the pricing supplements, each dated April 25, 2008, relating to the public offering by the Company of the Principal Protected Asset Allocation Notes Linked to the Performance of the Best Performing of Three Reference Portfolios Each Comprised of Four Asset Classes (the "Pricing Supplements"). The Pricing Supplements supplement the prospectus dated December 1, 2005, the prospectus supplement dated October 12, 2006, and the product supplement no. 109-I dated December 31, 2007 filed by the Company with the SEC under the Company's Registration Statement on Form S-3 (File No. 333-130051).

        We hereby confirm to you our opinions as set forth under the heading "Certain U.S. Federal Income Tax Consequences" in the product supplement and under the heading "Selected Purchase Considerations—Taxed as Contingent Payment Debt Instruments" in the Pricing Supplements, subject to the limitations set forth therein.

        We hereby consent to the filing with the SEC of this letter as an exhibit and the reference to us under the heading "Certain U.S. Federal Income Tax Consequences" in the product supplement and under the heading "Selected Purchase Considerations—Taxed as Contingent Payment Debt Instruments" in the Pricing Supplements. In giving such consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Act.

        Very truly yours,

Sullivan & Cromwell LLP